

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 9, 2018

<u>Via E-mail</u>
Xiangyang Guo
Chief Executive Officer
Jinxuan Coking Coal Limited
South Zhonghuan Street 529, C-12, rooms 1204 and 1205
Taiyuan, Shanxi, PRC

> **Re: Jinxuan Coking Coal Limited**
> **Registration Statement on Form F-1**
> **File No. 333-222784**
> **Filed: January 30, 2018**

Dear Mr. Guo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2017 letter.

Recent Developments, page 9

1.   You have entered into a Share Transfer Agreement to purchase a 99% equity ownership in Beijing Jinxuan for RMB 7.92 million and have paid RMB 5 million as a down payment. Please provide financial statements of Beijing Jinxuan pursuant to Rule 3-05 of Regulation S-X and pro forma financial information pursuant to Article 11 of Regulation S-X. Refer to Item 4 of Form F-1.

Risk Factors, page 14

2.   We note the risk factor on page 16 regarding issues with your suppliers in the first half of 2017. Please update your disclosure in this section and elsewhere regarding your supplier situation and clarify the status of your strategy to establish relationships with new

suppliers. Also, please provide balanced disclosure of your supplier risks in your summary, such as where you discuss your competitive strengths and your access to high quality coal on page 8.

Use of Proceeds, page 28

3. Please clarify your specific plans for the proceeds of the offering or if you have no such plans discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F.

Capitalization, page 29

4. In the context of a no-minimum, best efforts offering, it does not appear appropriate to assume the sale of offered shares in the capitalization. Please revise to remove the as adjusted column, or advise.

Executive Compensation, page 84

5. Please update your disclosure in this section for the fiscal year ended December 31, 2017. Also update your disclosure regarding related party transactions on page 87 and your customers on page 74.

Principal Shareholders, page 85

6. In note (4), you state that Bingshan Guo is the 100% owner of Jacqueline G.D Limited. Elsewhere in the filing, you indicate that Jinxuan JH Limited owns 100% of Jacqueline G.D Limited. Please advise and revise your disclosures throughout the filing, as appropriate.

Financial Statements

Index to Financial Statements, page F-1

7. As noted on page F-24, the recapitalization transaction has been retroactively presented for the six months ended June 30, 2017. Please similarly revise your financial statements for all periods presented and disclosures throughout the filing to give retroactive effect to the recapitalization transaction, including all shares and per share data. In addition, it appears that due to the recapitalization the financial statements for all periods presented would be those of Jinxuan Coking Coal Limited.

Unaudited Condensed Consolidated Interim Financial Statements, page F-20

8. As noted on pages 85 and 86, if Jacqueline G.D Limited is a direct or indirect subsidiary of yours and owns 3,333,334 of your shares, please tell us how your interim financial statements as of and for the six months ended June 30, 2017 meet the requirements of ASC 810-10-45-5.

9.   Please include in your interim financial statements the statement of shareholders' equity information required by Item 8.A.5 of Form 20-F.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Arila Zhou, Esq.
        Hunter Taubman Fischer & Li LLC